Exhibit 19.1

Document Name: LGL-70983 Insider Trading [LGL-1001] Policy	Revision: 14.0 Page 1 of 17
Authorized By Title: SVP, Chief Legal Officer

1.0Statement of Policy
Except as expressly permitted by this Insider Trading Policy (inclusive of Appendix A, referred to herein as the “Policy”), Lam Research Corporation prohibits any transaction in its securities by a person possessing material non-public information or any other transaction in its securities that violates state, Federal or international laws.

The purpose of this Policy is to deter inappropriate transactions in the Company’s securities, including transactions conducted by individuals who are in possession of Material Non-Public Information or are subject to Company-declared Blackouts.

This Policy defines:
1.    Who is on the Company’s regular, quarter end Blackout List;
2.    The duration of the quarter end Blackout Period;
3.    The process for approving other Blackouts; and
4.    Other guidelines, procedures and interpretations relating to compliance with this Policy

2.0Scope
This Policy applies to the Company itself and to all of the Company’s and its subsidiaries’ officers, employees, non-employee members of the board of directors, temporary employees, consultants, agents and contractors. It applies to the family members and other persons living in the household of any persons subject to this Policy, and any family members who do not live in the household of any persons subject to this Policy but whose transactions in Company securities may be directed by such persons or subject to their influence or control, such as parents or children who may seek to consult with such persons before they trade in Company securities. It also applies to family trusts (or similar entities) controlled by or benefitting persons subject to this Policy, and to any other persons who receive material information or tips related to transactions in the Company’s securities from the persons who are subject to this Policy.

Each individual is responsible for making sure that they comply with this Policy, and that any family member, household member or family trust (or similar entity) whose transactions are subject to this Policy under the preceding paragraph also complies with this Policy. Individuals subject to this Policy should make all such persons aware of the need to confer with them before they trade in Company securities.

3.0Administration
3.1Decision Authority
The Chief Legal Officer (or his or her appointed delegate) is the Administrator of this Policy. The Administrator may propound, revise, and distribute procedures, requirements or guidelines for complying with this Policy and may amend and permit exceptions to this Policy. Employees may consult with the Company’s legal department with questions about this Policy.

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3.2Enforcement
Any violation of this Policy may result in discipline from the Company, including termination of employment, benefits or other relationship with the Company. In addition, conduct that violates this Policy may result in legal proceedings, damage claims, fees, fines and sanctions (civil, administration or criminal) being brought against the person who engages in such conduct under state, Federal or international insider trading laws. Individuals found to have violated insider trading laws face civil penalties of up to three times the profit gained or loss avoided by reason of their violation. A criminal fine of up to $5 million, and a term of up to 20 years in jail, may be imposed in the event of a willful violation. The Company, its officers and members of the Board could also face significant penalties for failing to take steps to prevent violations by the Company’s personnel.

3.3Training and Local Language Translation
The Chief Legal Officer (or his or her appointed delegate) is responsible for providing training regarding this Policy. This policy should only be translated into local language if required by local law or to ensure local compliance if there are material concerns about English comprehension at all affected levels of the organization. If translated, the Chief Legal Officer (or his or her appointed delegate) must approve the translation.

3.4External Sharing
The Policy may not be shared externally without written approval of the Chief Legal Officer (or his or her appointed delegate).

4.0Definitions / Acronyms

Term	Definition
Blackout and Blackout Period
A Blackout or Blackout Period refers to a time period set by the Company during which an Insider is not permitted, directly or indirectly, to engage in Transactions. Blackouts are of two types: (a) the quarter end Blackout, and (b) Ad Hoc or special Blackouts.

Blackout Committee	The Blackout Committee is appointed by the Company’s Chief Legal Officer. It is typically composed of representatives from Stock Plan Administration, legal and finance.
Blackout List	A list of persons subject to a Blackout.
Business Control Officer
The Business Control Officers are the Chief Executive Officer (CEO) and (if different than the CEO) the President of the Company. However, because persons serving as Control Officers may not clear their own transactions, in the case of transactions by the CEO or President, if the other Business Control Officer is unavailable (or is the same person), the Chief Financial Officer (CFO) may approve the transaction as the Business Control Officer.

Designated Broker
The Designated Broker is the brokerage firm contracted by the Company that assists the Company in administering employee stock plans. Employees who participate in these plans have brokerage accounts with the Designated Broker

Exchange Act	The Securities Exchange Act of 1934, as amended.
Finance Control Officer
The Finance Control Officer is the Chief Financial Officer (CFO) of the Company or such member(s) of the Finance team of the Company as are appointed by the CFO to exercise the powers of the Finance Control Officer.

Insider
An Insider is a person that either (a) has knowledge of or access to MNPI, or (b) is subject to a Blackout declared by the Company. The Company itself is a person that is an Insider under this Policy at such time as either condition in the preceding sentence is satisfied.

Legal Control Officer
The Legal Control Officers are the Chief Legal Officer (CLO) or a vice president (VP) in the Corporate Legal or Global Legal department. If there is no such VP available, a senior attorney in the Corporate Legal department (Senior Director level or higher) can serve as the Legal Control Officer.

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Material Non-Public Information (MNPI)
Material Non-Public Information (MNPI) includes all information not publicly disclosed that a reasonable investor would consider important in deciding whether or not to engage in a Transaction, and includes information about both the Company and the companies with which the Company has a business relationship or with whom the Company is discussing a potential transaction. This is an objective test, not one based on the Insider’s personal judgment. Although the Insider may not know how important a “reasonable” investor would consider any information that becomes known to them, if their decision to engage in a securities Transaction, or the timing of the Transaction, is in any way motivated or influenced by their knowledge of non-public information, it is likely that such information would be considered material in an objective sense. This information may be either positive or negative. It need not be so specific as to indicate an exact result, so long as it indicates the probable impact (such as, for example, the direction of the Company’s financial results) based on information that is not known to the public. So long as it is not known to the public and a reasonable investor would consider it important in deciding whether or not to engage in a Transaction, subject to the exceptions in this Policy, an Insider may not engage in a Transaction until two days after the information is announced publicly. While it may be difficult under this standard to determine whether certain information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information include expected financial results or the major components of those financial results (such as revenues, profits or shipments), deviations from previously announced guidance, significant product defects, the cancellation or receipt of significant orders, stock splits, a change in the Company’s dividend plans or new stock repurchase plans, new equity or debt offerings, significant acquisitions, offers to be acquired, significant litigation exposure via actual or threatened litigation, anticipated restructuring plans and similar matters.

Preclearance Insider	Section 16 Insiders, and any member of the CEO Staff or CEO Extended Staff are all Preclearance Insiders. In addition, the Company itself is considered to be a Preclearance Insider under this Policy.
Section 16 Insiders	Section 16 Insiders are the members of the Company's board of directors and those Insiders that have been designated as Section 16 officers by the Company's board of directors.
Transaction
The term Transaction as used in this Policy includes a purchase, sale, gift, donation, reinvestment of dividends or other transfer of Company securities (which would include stock, bonds or other debt), as well as transactions in derivatives (such as options), margin account transactions where the margin account contains Company securities, contributions of Company securities to or distributions from an exchange fund, and changes in actual or beneficial ownership, such as adding another owner to an account or transferring assets to a trust. The adoption of or entry into a contract, instruction or written plan for the purchase, sale, donation or other trade of Company securities (including, without limitation, a Rule 10b5-1 plan (see section 1.7 in Appendix A) or Exchange Fund transaction (see Section 1.9 in Appendix A) would also be considered a Transaction. A transfer of shares from one brokerage account to another brokerage account that has identical ownership would not be considered a Transaction. In certain cases, the Company may be in a relationship with another company or entity such that Insiders are prevented from trading in the securities of that other company or entity. In those cases, a Transaction may also include the purchase, sale, donation or other trade of securities in the other company or entity, as determined by the Company.

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5.0Reference Documents

Reference	Title
Not Applicable

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6.0Appendix

    Appendix A

1.1Prohibited Transactions
Except as permitted by this Policy, no Insider may, directly or indirectly, engage in any Transaction in the Company’s securities during (a) any period commencing with the date on which any MNPI is known to the Insider, but has not been disclosed to the public, and ending on the close of business on the second trading day following the day of the public disclosure of such information (or at such time as the information in question ceases to be material, if not publicly disclosed) or (b) any Blackout Period applicable to that Insider. Except as permitted by section 1.5, 1.6.2 or 1.7 of this Appendix A, an Insider must forego a prohibited Transaction even though the Transaction was planned before they learned of the undisclosed MNPI or subject to the Blackout and even though they believe they may suffer an economic loss or forego anticipated profit by waiting for the Blackout Period to end. Furthermore, no Insider may recommend that any other person engage in a Transaction in the Company’s securities.
In addition, except as permitted by this Policy, no one subject to the Company’s Insider Trading Policy may, directly or indirectly, engage in or recommend a transaction in the securities of any other company or entity that has a relationship with the Company or any of its subsidiaries if that transaction is based on MNPI received by a person in confidence as a result of their position or relationship with the Company.

CAUTION REGARDING OTHER, NON-COVERED TRADING
In certain cases, individuals may also have access to non-public information regarding or affecting another company or entity (other than the Company, any of its subsidiaries, or any other company with which the Company or any of its subsidiaries has a relationship) because of their role with the Company. Although outside of this scope of this Policy, individuals should be mindful that the Securities and Exchange Commission has brought charges against individuals based on trading on information of this kind and should exercise caution before engaging or recommending a transaction based on such information.

1.2Procedures for the Quarter End Blackout
The Company routinely declares a regular quarter end Blackout Period during which certain individuals identified by the Blackout Committee are restricted from engaging in Transactions in Company securities for a period commencing prior to the end of each fiscal quarter and ending after the earnings for that quarter have been announced. The Blackout Committee creates the Blackout List that determines who is prevented from engaging in Transactions in Company securities during the quarter end Blackout Period. Additionally, the Company itself is considered to be subject to the regular quarter end Blackout Period.
1.2.1Determination of Individuals Subject to the Quarter End Blackout
1.2.1.1The Blackout Committee is responsible for designating individuals subject to the quarter end Blackout. Appendix B attached to this Policy, which may be amended by the Chief Legal Officer at any time, describes the process and provides guidelines for the Blackout Committee to use in determining which individuals to designate as being subject to the quarter end Blackout.
1.2.1.2Appendix C attached to this Policy, which may be amended by the Chief Legal Officer at any time, contains a non-exclusive list of the categories of persons that are subject to the quarter end Blackout. Appendix C is not a comprehensive list and additional individuals can be added by the Blackout Committee. The Blackout Committee will inform Stock Plan Administration if any individuals are added.

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1.2.1.3Employees who have one-time access to the kinds of information described in Appendix C are not typically included on the quarter end Blackout List. However, they are subject to this Policy, and should refrain from engaging in a Transaction in the Company’s securities while in possession of MNPI until the close of business two full trading days after the day on which the information is announced publicly (or until such time as the information in question ceases to be material, if not publicly disclosed). Not being included on the quarter end Blackout List does not mean that an individual is free to engage in or recommend Transactions.

1.2.2Duration of Quarter End Blackouts
1.2.2.1Typically, quarter end Blackouts will commence on the close of business on the business day before the QFR (Quarterly Forecast Review) meeting starts for the applicable quarter.

1.2.2.2Unless otherwise determined by the Chief Legal Officer or a Vice President of the Legal Department who regularly supports the Finance department (CLO/VP Legal), quarter end Blackouts will continue until the close of business two full trading days after the day on which earnings are announced for that quarter. The CLO/VP Legal can set a different period if they deem appropriate.

1.2.2.3Although the Company’s announcement of its quarterly or annual financial results will typically include an announcement of all material previously non-public financial information, an Insider would still be prohibited from engaging in Transactions if they are aware of MNPI that has not been disclosed to the public.

1.3Procedures for other (“Ad Hoc”) Blackouts
There may be occasions when a Blackout is deemed advisable by the CEO, CFO or CLO which does not coincide with the quarter end Blackout Period. Such an “Ad Hoc” or special purpose Blackout may be established as described below.

1.3.1Ad Hoc Blackout Determination
The Chief Executive Officer, Chief Financial Officer, or Chief Legal Officer can declare an “Ad Hoc” (or special purpose) Blackout at appropriate times and can designate which individuals are subject to that Blackout. Any Ad Hoc Blackout would generally apply to the Company itself, unless otherwise determined by the officer declaring the Ad Hoc Blackout. The determining officer shall also determine what notice will be provided to those affected by the Blackout. Ad Hoc Blackouts may prohibit Transactions in companies or entities other than the Company.

1.3.2When Ad Hoc Blackouts Begin and End
The officer declaring the Ad Hoc Blackout shall take steps that they deem appropriate to let persons affected by an Ad Hoc Blackout know that it is in place. The Blackout shall then continue until one of the officers named in Section 1.3.1 of this Appendix A declares that it has been terminated, although the criteria described in Section 1.2.1.3 of this Appendix A will typically be used as a guide in determining when a Blackout will be terminated. The officer that terminates the Ad Hoc Blackout will take measures to let those affected know that the Blackout has been lifted.
1.3.3Administration of Ad Hoc Blackouts
Generally, the individuals subject to an Ad Hoc Blackout will be responsible for ensuring their own compliance. However, the officer declaring the Blackout may determine that additional procedures are appropriate for such Blackouts. Although individuals are responsible for ensuring their own compliance with such Blackouts, a failure to adhere to the Ad Hoc Blackout may still result in discipline or other penalties.

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1.3.4Informing Stock Plan Administration
In most cases, Stock Plan Administration will not be “in the know” about the underlying events leading to an Ad Hoc Blackout, and therefore may be unaware that the Ad Hoc Blackout is in place. The officer declaring an Ad Hoc Blackout shall determine if Stock Plan Administration should be informed of the Ad Hoc Blackout for the purpose of requiring the Designated Broker to implement systemic controls that will restrict those subject to the Ad Hoc Blackout from engaging in prohibited Transactions in those accounts.

1.3.5Confidentiality of Ad Hoc Blackouts
Except for the general fact that Insiders are subject to Ad Hoc Blackouts from time to time, Insiders should not disclose the fact that there are circumstances affecting the Company that subject them or others at the Company to an Ad Hoc Blackout, or that they are subject to a particular Ad Hoc Blackout. Insiders should not discuss such matters with friends or relatives or even unnecessarily with other Company employees, other than to the extent necessary to ensure that any family member, household member or entity whose transactions are subject to this Policy is able to comply with this Policy.

1.4.RESTRICTIONS ON TRANSACTIONS BY PRECLEARANCE INSIDERS
1.4.1Preclearance Requirements
Prior to any Transaction in the Company’s securities (including the adoption of or entry into a contract, instruction or written plan for the purchase, sale, donation or other trade of Company securities, such as a Rule 10b5-1 plan or Exchange Fund transaction), a Preclearance Insider must obtain clearance for that Transaction from:
a)A Business Control Officer;
b)A Finance Control Officer; and
c)A Legal Control Officer.

1.4.1.1In most cases, a Preclearance Insider that is seeking clearance for a Transaction need only communicate with Stock Plan Administration of their intent to engage in a Transaction, and Stock Plan Administration will (a) seek the required approvals and (b) inform the Preclearance Insider if the Transaction has been approved. This process, however, might take some time, so the Preclearance Insider should plan for preclearance delays.

1.4.1.2A Preclearance Insider should not have their broker or other agent contact a Control Officer or Stock Plan Administration to inquire about whether a trading window is open. The Company will not communicate with a third party that the trading window is closed (or open), as this might signal that there is (or is not) MNPI about the Company that restricts the Preclearance Insider from engaging in the Transaction. Accordingly, Preclearance Insiders must seek preclearance for their Transactions themselves, not through anyone else.

1.4.1.3The duration of a preclearance approval may vary. Preclearance approval may be revoked at any time.

1.4.1.4A Control Officer should not approve preclearance of a Transaction by a Preclearance Insider to occur at a time that, to the knowledge of the Control Officer after due consideration, the Company is in possession of MNPI. Control Officers shall refer to and follow any guidelines published by the CLO.

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1.4.2Prompt Notice of Transactions
A Section 16 Insider that works with a broker other than the Designated Broker for a Transaction or on a Rule 10b5-1 plan (as described below), or who transfers shares out of their account with the Designated Broker (e.g. through a gift, transfer to a different account, or transfer to another broker, but excluding a transfer of shares from a brokerage account of which the Section 16 Insider is the sole owner to another brokerage account of which the Section 16 Insider is the sole owner), must make arrangements for the Company’s Stock Plan Administration organization to receive prompt (no later than the same day) notice of such Transaction if the Section 16 Insider expects Stock Plan Administration to file the Form 4 associated with the Transaction. It is not enough to provide Stock Plan Administration with a document evidencing the proposed Transaction or with a copy of the Rule 10b5-1 plan and expect that Stock Plan Administration will be tracking stock prices to see if a Transaction has occurred. Stock Plan Administration must be notified immediately after a Transaction has occurred for the Form 4 filings to be made in a timely manner.

The adoption, modification or termination of a Rule 10b5-1 plan, or of a “non-Rule 10b5-1 trading arrangement” (as defined below), by a Section 16 Insider is required to be disclosed by the Company in its public filings with the Securities and Exchange Commission, including the name and title of the Section 16 Insider; the date of adoption, modification or termination of the plan; and the material terms of the plan (other than price), including duration and the aggregate number of securities to be purchased or sold. Accordingly, any Section 16 Insider who adopts, modifies or terminates a Rule 10b5-1 plan or a “non-Rule 10b5-1 trading arrangement” must notify the Company’s Stock Plan Administration organization promptly (no later than the same day) of such event.

A “non-Rule 10b5-1 trading arrangement” is defined by the Securities and Exchange Commission as any arrangement where:

(1)The Section 16 Insider asserts that, at a time when they were not aware of material nonpublic information about the Company or its securities, they had adopted a written arrangement for trading the securities; and

(2)The trading arrangement:
(i)Specified the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold;

(ii)Included a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold; or

(iii)Did not permit the Section 16 Insider to exercise any subsequent influence over how, when, or whether to effect purchases or sales; provided, in addition, that any other person who, pursuant to the trading arrangement, did exercise such influence must not have been aware of MNPI when doing so.

Please note that while Section 1.7 of this Appendix A provides an exception to this Policy for a Transaction in Company securities made pursuant to a valid Rule 10b5-1 plan that complies with the requirements of this Policy, even if the Transaction occurs during a Blackout or when the person making the Transaction otherwise is in possession of MNPI, this exception does not extend to Transactions made pursuant to “non-Rule 10b5-1 trading arrangements”. Accordingly, a Transaction made pursuant to “non-Rule 10b5-1 trading arrangement” that does not satisfy the requirements for a valid Rule 10b5-1 plan, and which occurs during a Blackout or

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when the person making the Transaction otherwise is in possession of MNPI, would be a violation of this Policy.

1.4.3Additional Obligations
1.4.3.1Obligation to clarify. IN EVERY CASE WHERE A PRECLEARANCE INSIDER KNOWS OF NON-PUBLIC INFORMATION THAT COULD POSSIBLY BE MATERIAL, THE PRECLEARANCE INSIDER MUST DISCLOSE THE FACT THAT THE PRECLEARANCE INSIDER HAS SUCH KNOWLEDGE TO A BUSINESS CONTROL OFFICER, A FINANCE CONTROL OFFICER AND A LEGAL CONTROL OFFICER OR THEIR DESIGNEE SO THAT SUCH OFFICERS CAN DETERMINE WHETHER SUCH INFORMATION IS MNPI, BEFORE ENGAGING IN ANY TRANSACTION IN COMPANY SECURITIES.

1.4.3.2Binding Effect of Company-Announced Blackout Periods. If the Company announces a Blackout, that Blackout is binding on the specified employees, directors, consultants, agents and contractors as well as persons that are deemed to be subject to this Policy under Section 2.0 of this Policy due to their relationship with such specified employees, directors, consultants, agents and contractors (such as family members living in the household), regardless of whether or not they actually possess MNPI.

1.5Exceptions
The prohibition on engaging in Transactions set forth in Section 1.1 of this Appendix A, and the preclearance requirements of Section 1.4.1 of this Appendix A, do not apply to certain Transactions between an Insider and the Company itself. Such cases include:

a.The acquisition of Company securities acquired through the exercise of stock options for cash or through a “net exercise” (note that the “cashless exercise” of such options, or the sale of the stock issued upon exercise of such options, are subject to the prohibitions on Transactions set forth in Section 1.1 of this Appendix A and the preclearance requirement of Subsection 1.4.1 of this Appendix A; it is only the exercise of an option for cash or through a net exercise that is an exception);

b.Company stock acquired through automatic purchases pursuant to the Company's Employee Stock Purchase Plan based on elections made outside of a Blackout Period; and

c.The receipt of restricted stock units (RSUs), performance stock units (PRSUs), or other equity grants from the Company during a Blackout Period.

1.6Application to the Company’s 401(k) Plan
1.6.1This Policy applies to transactions within the Company’s 401(k) Plan. During a Blackout, this Policy prohibits an Insider from engaging in discretionary transactions that may result in the purchase or sale of Company stock in the Company’s 401(k) plan, including:

(a)transferring a balance out of the 401(k) Company stock fund,

(b)borrowing money against a 401(k) plan account if the account holds Company stock; or

(c)pre-paying a 401(k) plan loan, if the 401(k) account holds Company stock.

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1.6.2If the transactions set forth in subsections (a) – (c) of Section 1.6.1 of this Appendix A are made by a Preclearance Insider outside of a Blackout Period, they must be precleared in accordance with the requirements for preclearance of Preclearance Insider Transactions described in this Policy.

1.7Rule 10b5-1 Plans
Rule 10b5-1 under the Exchange Act provides that a Transaction is not made “on the basis of” MNPI if the person making the purchase or sale can demonstrate that, before they became aware of the nonpublic information, they had entered into a binding contract or written plan for trading securities, subject to the additional requirements of Rule 10b5-1(c). The Company permits those persons subject to its Insider Trading Policy to create and utilize plans that comply with the requirements of Rule 10b5-1(c) and with certain additional requirements, as described below.

1.7.1Company Requirements for Rule 10b5-1 Plans. This Policy is not violated by a Transaction in Company securities occurring during a Blackout or when the person making the Transaction otherwise is in possession of MNPI if it was made pursuant to a Rule 10b5-1 plan, as long as all the following conditions are met:

(a)the plan must (a) specify the amount of securities to be purchased or sold and the date on which the securities are to be purchased or sold, (b) include a written formula or algorithm, or computer program, for determining the amount of securities to be sold and the price at which and the date on which the securities are to be purchased or sold, or (c) not permit the creator of the plan to exercise any subsequent influence over how, when, or whether to effect purchases or sales; provided, that any other person who, pursuant to the contract, instruction, or plan, does exercise such influence must not have been aware of MNPI when doing so;

(b)the written plan was entered into at a time when the creator of the plan was not subject to a Blackout or in possession of MNPI about the Company;

(c)if the creator of the plan is a Preclearance Insider, the Preclearance Insider obtained clearance pursuant to Section 1.4.1 of this Appendix A prior to entering into the plan;

(d)if the creator of the plan is a Section 16 Insider, the first Transaction under the written plan does not occur until the expiration of a cooling-off period consisting of the later of:
(i)Ninety days after the adoption or modification of the plan; or
(ii)Two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the plan was adopted (but, in any event, this required cooling-off period will not exceed a maximum of 120 days after adoption of the plan), provided that any modification of a plan with respect to such plan’s price or price ranges for sales or purchases, amount of securities to be sold or purchased, or the timing of the transactions (or formulae, algorithms, or programs that affect such terms) shall restart such period;

(e)if the creator of the plan is not a Section 16 Insider (and is not the Company itself), the first Transaction under the written plan does not occur until the expiration of a cooling-off period of thirty days after the plan is adopted or modified;

(f)if the creator of the plan is a Section 16 Insider, the plan includes a representation by the Section 16 Insider certifying that, on the date of adoption of the plan: (1) the individual Section 16 Insider is not aware of any MNPI about the security or issuer; and (2) the individual Section 16 Insider is adopting the plan in good faith and not as

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part of a plan or scheme to evade the prohibitions of Section 10(b) of the Exchange Act or Rule 10b-5 thereunder;

(g)if the creator of the plan is not the Company itself:

(i)the creator of the plan has no other outstanding Rule 10b5-1 plan, except as expressly permitted under paragraph (c)(1)(ii)(D) of Rule 10b5-1;

(ii)if the plan is designed to effect a single Transaction, the creator of the plan has not, during the prior 12-month period, adopted another single Transaction Rule 10b5-1 plan;

(iii)the Rule 10b5-1 plan was provided to the Company’s Stock Plan Administration group before it takes effect; and

(iv)the creator of the plan notifies the Company’s Stock Plan Administration group within one business day following the adoption, modification or termination of the plan; and

(h)the plan must be entered into in good faith and not as part of a plan or scheme to evade the prohibitions of Section 10(b) of the Exchange Act or Rule 10b-5 thereunder, and the plan must affirm the intent to comply with such prohibitions, and once the plan has been entered into, the creator must act in good faith with respect to the plan.

Please refer to Section 1.4.2 of this Appendix A for a discussion of the disclosure obligations applicable to Rule 10b5-1 plans adopted by Section 16 Insiders.

1.7.2Limits on Rule 10b5-1 plans. Rule 10b5-1 has numerous requirements, and it is up to the creator of the plan to determine if their plan meets all the requirements and is the proper vehicle for their investment strategy. Moreover, a Rule 10b5-1 plan only creates an affirmative defense against insider trading claims. That means that the creator of the plan still has the burden of proving that their Transaction was not based on inside information because, at the time the trade was planned and the plan entered into, they were not aware of MNPI. So despite the availability of such plans, persons should still carefully consider the benefits of trading under Rule 10b5-1 plans as opposed to executing their Transactions outside of any Blackout Periods.

1.7.3Additional rules for establishing Rule 10b5-1 plans. A Preclearance Insider must obtain clearance pursuant to Section 1.4.1 of this Appendix A prior to setting up a Rule 10b5-1 plan. Employees who set up Rule 10b5-1 plans are expected to utilize the Designated Broker as their broker for such plans, subject to an exception allowed by Stock Plan Administration.

1.7.4Modifying or terminating Rule 10b5-1 plans; Obligation to act in good faith. Under Rule 10b5-1, any modification or change to the amount, price, or timing of a Transaction under a Rule 10b5-1 plan is deemed to be a termination of such plan, and the adoption of a new plan. This could include the substitution or removal of a broker that is executing trades pursuant to a Rule 10b5-1 plan on behalf of a person, if it changes the price or date on which Transactions are to be executed. As was noted in Section 1.4.2 of this Appendix A, any such modification or termination of a plan by a Section 16 Insider will need to be disclosed by the Company in its SEC filings.

Generally, persons should exercise caution when modifying or terminating a Rule 10b5-1 plan. One condition to the availability of the affirmative defense created by Rule 10b5-1

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is that a person who creates a Rule 10b5-1 plan must act “in good faith” with respect to that plan. The modification or termination of a Rule 10b5-1 plan prior to completion may be subject to scrutiny if there is any indication that the person who adopted and later modified or terminated it was not acting in good faith with respect to the prohibitions of Rule 10b-5.

1.7.5Procedures for establishing a Rule 10b5-1 plan. Appendix D contains information on how to work with the Designated Broker and the Company’s Stock Plan Administration group to establish a Rule 10b5-1 plan.

1.7.6Additional requirements for brokers other than the Designated Broker. For any broker or entity other than the Designated Broker that is involved with a Rule 10b5-1 plan, the person, broker or other entity (if any) involved in the Rule 10b5-1 plan must agree to provide the Company with information regarding Transactions occurring under such plan which the Company deems sufficient for compliance with disclosure and reporting requirements applicable to the Company and its employees pursuant to applicable federal and state statutes, rules and regulations.

1.8NO HEDGING, PLEDGING, MARGIN ACCOUNTS OR OPTIONS TRADING INVOLVING COMPANY SECURITIES. All employees and non-employee members of the board of directors are prohibited from holding Company securities in certain types of accounts or from engaging in certain transactions, as described below, whether or not they are Insiders.

1.8.1Prohibition on Pledging and Margin Accounts. Employees and non-employee members of the board of directors must not pledge Company securities as collateral for a loan, including by holding Company securities in a margin account.

1.8.2Prohibition on Hedging. The Company prohibits employees and non-employee members of the board of directors from engaging in hedging transactions, such as “cashless” collars, forward sales, equity swaps and other similar arrangements. Investments in Exchange Funds are permitted if they are broadly diversified and comprise less than 2% Company stock; exceptions to the 2% threshold may be permitted on a case-by-case basis in unusual cases. Entry into an Exchange Fund transaction will be subject to the requirements described in Section 1.9 of this Appendix A.

1.8.3Prohibition on Short Sales, Puts and Calls. Employees and non-employee members of the board of directors may not engage in “short sales” of Company securities nor purchase or sell either “put” or “call” options for Company securities. This prohibition does not apply to the receipt of compensatory stock options or other rights to receive or purchase stock through the Company’s equity incentive plans or employee stock purchase plans.

1.8.4Prohibition on Certain Managed Accounts. Employees and non-employee members of the board of directors must not keep Company securities in any account where Company securities may be subject to sale at the direction of a broker or other third party, unless the securities are the subject of a plan that meets all of the requirements for a Rule 10b5-1 plan, as described in Rule 10b5-1 and Section 1.7 of this Appendix A (including the requirement that any other person who, pursuant to plan, exercises influence over how, when, or whether to effect purchases or sales must not be aware of MNPI when doing so).

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1.9Requirements for Exchange Fund transactions
1.9.1Entry into an Exchange Fund transaction will be subject to the following requirements:
(a)If the Exchange Fund entry window is or may be within a period when the person would be subject to a Blackout, then the person subject to this Policy must submit a Letter of Intent to enter into the Exchange Fund that complies with all of the requirements for a Rule 10b5-1 plan, as described in Rule 10b5-1 and Section 1.7 of this Appendix A, including the requirement that the Letter of Intent is entered into at a time when the person was not subject to a Blackout or in possession of MNPI about the Company;
(b)If the person entering into the Exchange Fund is a Preclearance Insider, the Preclearance Insider must have obtained clearance pursuant to Section 1.4.1 of this Appendix A prior to entering into the Letter of Intent; and
(c)Any proposed Letter of Intent must be provided to Stock Plan Administration for review sufficiently in advance of entry into the Letter of Intent.

1.9.2A Section 16 Insider who enters into an Exchange Fund must make arrangements for the Company’s Stock Plan Administration organization to receive prompt (no later than the same day) notice of: (i) entry into, amendment or termination of a Letter of Intent to enter into the Exchange Fund, (ii) entry into the Exchange Fund, (iii) the Section 16 Insider’s delivery to the manager of the Exchange Fund of a notice of redemption of the Section 16 Insider’s interests in the Exchange Fund, and (iv) the Exchange Fund’s liquidation. It is not enough to provide Stock Plan Administration with the Letter of Intent. Stock Plan Administration must be notified immediately after a Transaction has occurred for Form 4 filings to be made in a timely manner.

1.9.3Section 16 Insiders are cautioned that a redemption from or liquidation of an Exchange Fund may, depending on the circumstances, be deemed to include a “purchase” of Company securities, so it is recommended that any Section 16 Insider who participates in an Exchange Fund avoid non-exempt sales of Company securities within six months before or after a redemption transaction or the liquidation of the Exchange Fund, to avoid the potential for “short swing” liability.

1.10PROHIBITION ON DISCLOSING INSIDE INFORMATION
1.10.1Avoiding disclosures. Insiders must be careful to maintain the confidentiality of all information prior to its public disclosure. Even inadvertent actions may violate this Policy. The securities laws that prohibit Insiders from trading on nonpublic information apply equally to a person who receives information from the Insider (the person an Insider “tips”). If the person trades on an Insider’s “tip,” both the Insider and the person that received the tip can be held liable for damages and subject to sanction by the government regulatory authorities.

1.11Other
1.11.1Short swing profits and Section 16 Insider Transactions. All Transactions by Section 16 Insiders are subject to the short swing profits rule of the Exchange Act, unless the Transactions are exempt. The short swing profits rule applies to any sale that occurs within six months before or after any purchase, and requires any profits earned from a sale that occurs in such period to be paid directly to the Company. Transactions that are exempt from the short swing profits rule include, by way of example only, stock that the Section 16 Insider receives from the Company under properly authorized grants, and stock purchased through the Company’s ESPP. Transactions that are not exempt from the short swing profits rule include, for example, Company stock purchased with the Section 16 Insider’s own money and Company stock purchased through the reinvestment of dividends paid on Company stock owned by the Section 16 Insider. This summary is not a complete explanation of the application of the short swing profits rule,

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and the Company recommends that all Section 16 Insiders seek professional, legal and tax advice on how the short swing profits rule may affect them.

1.11.2Effect of State and Federal Law. Note that adherence to this Policy does not guarantee that an individual’s actions will not violate federal, state or local securities laws. The Company does not discourage employees from investing in shares of the Company’s stock. However, it is extremely important that all persons subject to this Policy be aware of the serious consequences (including personal liability, termination of employment and even criminal penalties) that can result from improper trading in the Company’s stock.